

June 19, 2015

Via E-mail
Jonathan R. Brown
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 46th Floor
New York, NY 10105

>   **Re: New Residential Investment Corp.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 1-35777**

Dear Mr. Brown:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note that the operating results of your segments are based on net interest income (expense). Please provide to us an analysis detailing your consideration of the following disclosures for each reporting period pursuant to Securities Act Industry Guide 3 (Refer to SAB Topic 11.K):
- The weighted average asset yield and related funding cost for your Agency and non-Agency RMBS portfolios including a discussion of changes between the periods presented.   In this regard, we note that you provide Net Interest Spread for these portfolios for 2014 but do not include comparative disclosure for 2013.
- A tabular analysis of the related average asset and liability balances used in determining your portfolio yield for each operating segment; and
- The impact of changes in interest income and expense attributable to changes in volume and rate for each operating segment.

Servicer Advances, page 65

2.   We note your tabular presentation on page 65. Please tell us and revise your disclosure in future filings to include the weighted average yield on your investment in servicer advances.

Residential Mortgage Loans, page 71

3.   We note that during 2014, you entered into three separate transactions to securitize performing loans acquired via call rights. Please tell us your basis for accounting for these securitization transactions as sales. In your response, specifically address the acquisition of interest-only notes representing a beneficial interest in two of the securitizations and whether such interests represent a variable interest in the securitization. Further, tell us what activities, if any, you continue to perform on the underlying loans and how such activities impacted your VIE analysis.

Results of Operations, page 81

4.   We note you recorded an $84 million increase in fair value related to servicer advances for the fiscal year ended December 31, 2014. Please revise your disclosure in future filings to describe the reasons for the fair value changes. Also provide similar disclosure regarding your excess MSRs, both direct and those via equity method investments. In this regard, we note on page 122 that the weighted average discount rate used to value your excess MSRs decreased from 12.5% in 2013 to 9.6% in 2014.

Debt Obligations, page 88

5.   Regarding your repurchase agreements, in future filings please provide the quarterly average balances of your repurchase agreements for each of the past 3 years.

Contractual Obligations, page 95

6.   We note that you exclude interest expense related to your debt agreements. In future periodic filings, given the amount of interest expense incurred during the fiscal year ended December 31, 2014, please disclose the estimated interest expense which may be based upon factors available as of the balance sheet date. Disclosure should continue to include descriptive language indicating that the balances may fluctuate based on future events and assumptions. Refer to footnote 46 of SEC Interpretive Release 33-8350 dated December 19, 2003.

7.   We note the servicer advances included in your contractual obligations table and the related footnote (D). Please clarify whether this represents all servicer advances expected to be funded in the future under your current obligations.

Item 8. Financial Statements and Supplementary Data

Note 12. Fair Value of Financial Instruments, page 143

8.   Please tell us and provide disclosure in future periodic filings to include the significant input assumptions used in valuing your excess MSRs and servicer advances as of the prior period end. We also note that both the delinquency rate and prepayment speed assumptions associated with your servicer advances decreased from 2013 to 2014. This trend is inconsistent with your disclosure on page 149 which indicates that generally these two assumptions change in opposite directions. Please advise.

Exhibits 31.1 and 31.2

9.   In future periodic filings, please revise your officer certifications to include the introductory language within paragraph 4 regarding internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

                                                Sincerely,

                                                /s/ Jaime G. John

                                                Jaime G. John
                                                Accounting Branch Chief